

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

04054090

SUPPL

03 December 2004



SEC MAIL RECEIVED PROCESSING
DEC 1 4 2004
WASH. DC. 213 SECTION

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax   0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax   44 121 722 4290
Our Ref RJ

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

PROCESSED
JAN 07 2005
THOMSON
FINANCIAL

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

All relevant boxes should be completed in block capital letters.

1.	Name of company	2.	Name of director
	Severn Trent Plc		Sir John Egan

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
	Shareholder named in (2) above		Sir John Egan

5.	Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6.	Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
	n/a		Purchase of Ordinary Shares of $65^{5/19}$ pence each

7.	Number of shares/amount of stock acquired	8.	Percentage of issued class	9.	Number of shares/amount of stock disposed	10.	Percentage of issued class
	5,300		0.0015%		n/a		n/a

11.	Class of security	12.	Price per share	13.	Date of transaction	14.	Date company informed
	Ordinary Shares of $65^{5/19}$ pence each		£9.37		3 December 2004		3 December 2004

15.	Total holding following this notification	16.	Total percentage holding of issued class following this notification
	5,300		0.0015%

If a director has been granted options by the company please complete the following boxes.

17.	Date of grant	18.	Period during which or date on which options exercisable

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved: class, number

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22.	Total number of shares or debentures over which options held following this notification

23.	Any additional information	24.	Name of contact and telephone number for queries
			David Chettle – 0121 722 4543

25.	Name and signature of authorised company official responsible for making this notification
	Peter P Davies, Group General Counsel and Company Secretary
	Date of notification _____3 December 2004_____